

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 19, 2017

Michael A. Tew
Chief Executive Officer
CannaSys, Inc.
1350 17th street, Suite 150
Denver CO, 80202

> **Re: CannaSys, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 22, 2017**
> **File No. 000-54476**

Dear Mr. Tew:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Barbara C. Jacobs for

Jan Woo
Legal Branch Chief
Office of Information Technology
and Services

cc: Terrell W. Smith
        Kruse Landa Maycock & Ricks, LLC